Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

On December 12, 2023, Patrick Pacious, Chief Executive Officer of Choice Hotels International, Inc. (“Choice”), appeared on the CNBC television program “Squawk on the Street” to discuss the proposal Choice has made to acquire Wyndham Hotels & Resorts, Inc. A transcript of the interview is attached hereto as Exhibit A.